SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                       The Securities Exchange Act of 1934

                                  Xtrana, Inc.
                                (Name of Issuer)

                                  Common Stock
                           (Title Class of Securities)

                                   98415F 10 9
                                 (CUSIP Number)

                              CARL N. DUNCAN, ESQ.
                              5718 TANGLEWOOD DRIVE
                            BETHESDA, MARYLAND 20817
                                 (301) 263-0200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 8, 2004
             (Date of Event Which Requires Filing of This Statement)

------------------------------------------------------------------ --------------------------------------------
(1)  Name of Reporting Person / I.R.S. Identification Number       Jay Gottlieb
------------------------------------------------------------------ --------------------------------------------
(2)  Check the appropriate box if may be deemed member of a group  (a) N/A
                                                                   --------------------------------------------
                                                                   (b) Reporting Person disclaims being member
                                                                    of a group relating to Issuer
------------------------------------------------------------------ --------------------------------------------
(3)  SEC use only ...............................................
------------------------------------------------------------------ --------------------------------------------
(4)  Source of funds (see instructions)..........................      PF
------------------------------------------------------------------ --------------------------------------------
(5)  Check if disclosure of legal proceedings is required pursuant
 to Items 2(d)or 2(e).                                                 N/A
------------------------------------------------------------------ --------------------------------------------
(6)  Citizenship or place of organization........................      USA/incorporation inapplicable since
                                                                    the Reporting Person is an individual
------------------------------------------------------------------ --------------------------------------------
Number of shares beneficially owned by Reporting Person with:
(7)  Sole voting power ..........................................      1,053,000  (See Item 4)
(8)  Shared voting power.........................................      0
(9)  Sole  dispositive  power ...................................      1,053,000  (See Item 4)
(10) Shared dispositive power ...................................      0
------------------------------------------------------------------ --------------------------------------------
(11) Aggregate amount beneficially owned by Reporting Person           1,053,000  (See Item 4)
------------------------------------------------------------------ --------------------------------------------
(12) Check if the aggregate  amount in Row (11) excludes  certain
shares (see instructions).                                             N/A
------------------------------------------------------------------ --------------------------------------------
(13) Percent of class represented by amount in Row (11) .........      6.37%  (See Item 5)
------------------------------------------------------------------ --------------------------------------------
(14) Type of reporting person (see instructions).................      IN
------------------------------------------------------------------ --------------------------------------------

ITEM 1.  SECURITY AND ISSUER.
----------------------------

         (a) Title of Class:                Common Stock
         (b) Name and Address of Issuer:    Xtrana Corp.
                                            P.O. Box 668
                                            Sedalia,  Colorado
                                            80135
         (c) Trading Symbol:                XTRN


ITEM 2.  IDENTITY AND BACKGROUND OF THE REPORTING ENTITY.
--------------------------------------------------------

         (a) Name:                          Jay Gottlieb
         (b) Business Address               27 Misty Brook Lane
                                            New Fairfield, Connecticut 06812
         (c) Occupation:                    Private Investor
         (d) Conviction:                    N/A
         (e) Civil Proceedings:             N/A
         (f) State of Incorporation:        N/A since Reporting Person is an
                                            individual


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

The Reporting Person has used personal funds to acquire his 1,053,000 Common Shares of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------

Reporting Person is making these purchases of Issuer's Common Shares for investment purposes only. There is no intent to gain control of the Issuer and Reporting Person is not a member of a group relating to the Issuer.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.


ITEM 5.  INTEREST  IN SECURITIES OF THE ISSUER.
---------------------------------------------

         (a) Aggregate Number and %: 1,0053,000 Common Shares on a fully diluted basis- - i.e., 6.37% of the total 16,533,269 outstanding Common Shares of the Issuer.

         (b) Power to Vote or Dispose of Issuer's Shares: 1,0053,000 Common Shares on a fully diluted basis, power over which to vote or dispose of resides with the Reporting Person.

         (c) Transactions Within Prior 60 Days: No transactions have been effected between the Issuer and the Reporting Person beyond those described in
Item 4 specifically  and this Schedule 13D generally.  Information  contained in
Item 4 above is hereby incorporated by reference.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT
-----------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
----------------------------

Other than the foregoing, there are no contracts, arrangements, understandings or relationships not described herein.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

None

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies he is Jay Gottlieb, the Reporting Person, and that the information set forth in this Schedule 13D is true, complete and correct.





Dated:  November 17, 2004                   /s/ Jay Gottlieb
                                              ----------------
                                                Jay Gottlieb